Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S			
Name, Title	**Address**	**Principal Occupation**	**Citizenship**
Lars Rebien Sørensen, Chair of the Board	Via Volpini, 35 53040 Cetona SI, Italy	Professional Board Director	Denmark
Steen Riisgaard, Vice Chair of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark
Jean-Luc Butel, Board Director	235 Arcadia Road, #10-03, 289843 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore
Jeppe Christiansen, Board Director	Gammelvagt 1, 5. Tv 1312 København K, Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark
Francis Michael Cyprian Cuss, Board Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Biopharmaceutical Consultant	United Kingdom
Viviane Monges, Board Director	Chemin de Craivavers 32, 1012 Lausanne, Switzerland	Professional Board Director	France
Henrik Poulsen, Board Director	Emiliekildevej 36 2930 Klampenborg Denmark	Senior Advisor, A.P. Møller Holding and Professional Board Director	Denmark
Britt Meelby Jensen, Board Director	Bukkeballevej 10 2960 Rungsted Kyst Denmark	Chief Executive Officer, Ambu A/S	Denmark
Susanne Antonie Schaffert, Board Director	St.-Anna-Str. 17 92318 Neumarkt i.d.OPf Germany	Professional Board Director	Germany
Kasim Kutay, Chief Executive Officer	Bredgade 65, 3.tv. 1260 Copenhagen K. Denmark	Chief Executive Officer, Novo Holdings A/S	United Kingdom
Nigel Kevin Govett, Chief Financial Officer	Ingeborg Vænge 2, 2960 Rungsted Kyst Denmark	Chief Financial Officer, Novo Holdings A/S	United Kingdom

Novo Nordisk Foundation			
Name, Title	**Address**	**Principal Occupation**	**Citizenship**
Lars Rebien Sørensen, Chair of the Board	Via Volpini, 35 53040 Cetona SI, Italy	Professional Board Director	Denmark
Lars Henrik Munch, Vice Chair of the Board	Galionsvej 46 1437 København K Denmark	Professional Board Director	Denmark
Steen Riisgaard, Board Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark
Lars Henrik Fugger, Board Director	72 Staunton Road, Headington OX3 7TP Great Britain	Professor, John Radcliffe Hospital, University of Oxford	Denmark
Liselotte Højgaard, Board Director	Grønningen 21, 4. 1270 København K Denmark	Clinical Professor, University of Copenhagen	Denmark
Nana Bule Sejbaek, Board Director	Vinrankevej 3 2900 Hellerup Denmark	Operating Advisor, Goldman Sachs Asset Management and Professional Board Director	Denmark
Christopher Ashby Voigt, Board Director	c/o Novo Nordisk Foundation Tuborg Havnevej 19 2900 Hellerup Denmark	Professor of Advanced Biotechnology and Department Head in Biological Engineering, Massachusetts Institute of Technology (MIT)	USA
Mads Boritz Grøn, Board Director	Horsevænget 4 3400 Hillerød Denmark	Quality Auditor, Novo Nordisk A/S	Denmark
Ole Jakob Müller, Board Director	Borgmester Jensens Allé 11, 4. 003 2100 Copenhagen Ø Denmark	Senior Environmental Specialist, Novonesis	Denmark
Stig Strøbaek, Board Director	Furesøgårdsvej 2 3520 Farum Denmark	Electrician, Novo Nordisk A/S	Denmark
Mads Krogsgaard Thomsen, Chief Executive Officer	Præstevejen 38 3230 Græsted Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark
Søren Nedergaard, Chief Operating Officer	Gladsaxevej 400C, 1. 0004 2860 Søborg Denmark	Chief Operating Officer, Novo Nordisk Foundation	Denmark
Erika Johanna Söderberg Johnsson, Chief Financial Officer	Silkeborggade 21, 5. tv 2100 København Ø Denmark	Chief Financial Officer, Novo Nordisk Foundation	Denmark